EXHIBIT 99.1

For Immediate Release: NR 11-08

EXETER COMPLETES POSITIVE PREFEASIBILITY STUDY
FOR ITS CASPICHE OXIDE GOLD DEPOSIT

Vancouver, B.C., June 6, 2011 – Exeter Resource Corporation (NYSE-AMEX:XRA, TSX:XRC, Frankfurt:EXB – “Exeter” or the “Company”) is pleased to announce the Oxide Gold Prefeasibility Study for its Caspiche Project in northern Chile has returned a NPV(5) of US$329.5 million and net operating costs of US$524/ounce gold. Average annual production over the five year mine life would be 210,000 ounces gold and 364,000 ounces silver.

The Oxide Gold Prefeasibility Study (”PFS”), completed by Jacobs Engineering (formerly AKER Solutions), is based solely on the near surface oxide portion of the Caspiche deposit and considers that deposit as a standalone mine. The +100 metre thick oxide “blanket” will have to be removed from the very large underlying sulphide project and no residual value is attributed to the mine infrastructure and equipment that could be utilised in developing that larger project.

The combined oxide-sulfide deposit is the subject of a much larger pre-feasibility study currently underway and scheduled for release in Q4-2011.

Highlights of the Oxide Standalone PFS

●
NI 43-101 compliant Proven, and Probable Mineral Reserves for the Caspiche Oxides Project total 1.35 million ounces of gold at an average grade of 0.41 grams per tonne (“g/t”)  gold and 5.36 million ounces of silver at an average grade of 1.64 g/t silver  contained within 101.74 million tonnes of ore. The 43-101 report does not include a further Inferred Resource of 50,000 ounces of gold and 300,000 ounces of silver at average grades of 0.26 g/t and 1.51 g/t respectively, contained within 6.21 million tonnes of ore.

●	Average annual production is approximately 210,000 ounces gold and 365,000 ounces silver.

●	Mine life is 5 years.

●	Average cash operating costs are US$524/ounce gold, after the silver credit.

●
At US$1,320/ounce gold, using a 5% discount rate, the pre-tax net present value (“NPV”), including the Anglo royalty is US$329.5 million, generating an internal rate of return (“IRR”) of 34.4%, and a payback period of 3.2 years from initial construction.

●	Estimated initial capital costs are US$335.6 million.

●	Processing throughput is 62,000 tonnes per day (“tpd”) of ore.

●	Average gold recovery is 78%. Average silver recovery is 34%.

●	Waste to ore ratio is 0.26:1 over the life of mine.

●	Several opportunities to materially improve project economics, including the supply of power from the grid, were not incorporated into the PFS.

Exeter Chairman Yale Simpson states “the purpose of the Oxide PFS was to demonstrate the commercial viability of the Caspiche oxide deposit as a relatively low capital cost, low risk mine producing over 200,000 ounces gold annually. The study assumes a standalone project, quite independent of the development of the large Caspiche sulfide deposit.

“The oxide ore body leaches exceptionally well by industry standards and will be an important cash flow generator, whether it is developed independently to provide cash flow over a five year mine life, or in concert with the development of the main sulfide deposit. Our engineers advised that an increase in the size of the secondary crusher could increase mine throughput (and shorten mine life) at a relatively modest increase in the mine capex.

“On the basis of the economics set out in the PFS report, the Company can now consider mine permitting and development of the oxide project well in advance of the larger scale and more capital intensive sulfide project.”

The PFS examined three options for open pit development, each based on a Heap Leach – Adsorption Desorption Recovery (ADR) method of ore processing.

Option 1: Heap leaching of two stage crushed ore using a conventional jaw and cone crusher circuit for an 8 year project life.

Option 2: Heap leaching of two stage crushed ore using a conventional jaw and cone crusher circuit for a 5 year project life.

Option 3: Heap leaching of two stage crushed ore using a gyratory and cone crusher circuit for a 5 year project life.

Based on the PFS results Option 2 was shown to be the most beneficial to the project.  This involves processing 62,000 tpd ore over a five year period.

Mine Description

Mine trucks with run of mine (ROM) ore discharge in a bin ahead of a primary jaw crusher. Where required primary crushed product is further reduced in a secondary crusher circuit then transported to a truck load out bin by a belt conveyor where solid lime is added to control the cyanidation pH. The ore is then trucked to a valley heap leach.

Leaching is accomplished by a cyanide solution, using drippers for the irrigation system. Pregnant leach solution (“PLS”) is stored in a PLS pond then pumped to the ADR plant. The ADR plant considers a counter current carbon in column (CIC) circuit of five (5) columns. Loaded carbon is then transferred to the elution circuit and barren solution is returned to the barren solution pond for pad irrigation.

The loaded carbon is acid washed and desorbed. After acid washing, gold is dissolved from the loaded carbon using a strong caustic cyanide solution. The gold bearing electrolyte is sent to electrowinning where sludge is produced. This gold sludge is filtered and then smelted with bullion doré produced as final product.

The stripped carbon obtained from desorption is reactivated in a rotary kiln every four cycles and returned to the adsorption columns with additional fresh carbon make up as required.

Financial Analysis

The base-case is calculated at a 12 month London Bullion Market monthly average fix of US$1,320/ounce gold and US$25.80/ounce silver. The analysis indicates revenues of US$1,241 million, an NPV (5% discount rate) of US$329.5 million and an unleveraged IRR of 34.4%.

Other Key Indicators

Ore Production (000's of tonnes)	101,741
Total Material Moved (000's of tonnes)	128,026
Strip Ratio	0.26
Gold Production (000's gross ounces)	1,052
Silver Production (000's gross ounces)	1,822

The tables below outline key sensitivities for the pre-tax NPV and IRR for the Caspiche project.

	Gold Price US$/ounce
Indicator	$1,000	$1,100	$1,200	$1,300	$1,400	$1,500	$1,600
IRR	9.7%	18.0%	25.7%	33.0%	40.0%	46.7%	53.2%
NPV @ 0% (US$millions)	109	211	313	415	517	619	721
NPV @ 5% (US$millions)	47	135	223	312	400	488	576
NPV @ 7.5% (US$millions)	21	103	186	268	350	432	514
Payback – (years from start- up)	3.9	3.2	2.7	2.3	2.0	1.8	1.7

	Overall Gold Recovery - Percent of Baseline (78%)
INDICATOR	90%	95%	100%	105%	110%
IRR	24.8%	29.7%	34.4%	39.0%	43.5%
NPV @ 5% (US$millions)	213	271	329	388	446

	CAPEX - Percent of Baseline (US$335.6 million)
INDICATOR	90%	95%	100%	105%	110%
IRR	40.4%	37.3%	34.4%	31.8%	29.4%
NPV @ 5% (US$millions)	365	347	329	312	294

	OPEX - Percent of Baseline ($US 5.88/t)
INDICATOR	90%	95%	100%	105%	110%
IRR	38.6%	36.5%	34.4%	32.3%	30.2%
NPV @ 5% (US$millions)	381	355	329	304	278

Jerry Perkins, Exeter’s Vice President Development and a “qualified person” within the definition of that term in National Instrument (“NI”) 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the exploration and development of the Caspiche project in Chile. The project is situated in the Maricunga gold district, between the Refugio mine (Kinross Gold Corp.) and the Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). The discovery represents one of the largest mineral discoveries made in Chile in recent years. Exeter has initiated pre-feasibility studies with the aim of demonstrating the commercial viability of this world class discovery. The Company has cash reserves of $80 million and no debt.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION
Bryce Roxburgh
President and CEO
For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the Company’s belief as to the extent and timing of its drilling programs, various studies including pre-feasibility studies, engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties, permitting submission and timing and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2010 dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S., unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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